February 9, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention: Lauren Pierce, Staff Attorney or Jan Woo, Legal Branch Chief

Re: MSP Recovery, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed January 20, 2023

File No. 333-268616

Dear Ms. Pierce:

We are submitting this letter on behalf of MSP Recovery, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission dated February 9, 2023 relating to the Company’s Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-268616) submitted on January 20, 2023 (the “Registration Statement”). We are in receipt of your letter and set forth the Company’s responses to your comments below. For convenience, we have included the Staff’s comments in bold italics with the Company’s responses directly below. Amendment No. 3 to the Registration Statement on Form S-1 has been updated accordingly, and is being filed concurrently herewith.

Amendment No. 2 for Form S-1

Beneficial Ownership of Securities, page 107

1.
Please refer to prior comment 4 and disclose the natural person(s) that hold voting and/or investment power over the shares that will be held by Brickell Key Investments and its affiliates. We note your response that you are unaware of any natural person(s) that holds voting and/or investment power over the shares that will be held by Brickell Key Investments LP and its affiliates. Given that you entered into a Claim Proceeds Investment Agreement and a Warrant Agreement with Brickell Key Investments LP in 2019 and 2022 and appear to have a material relationship with Brickell Key Investments LP, please tell us why you are are unable to disclose the natural person(s) that hold voting and/or investment power over the shares.

The Company has updated its disclosure on page 89, in footnote 16 to the Beneficial Stock Ownership Table, to reflect that Brickell Key Investments LP (“BKI”) is a Delaware limited partnership with two non-U.S. entities as partners. The ultimate beneficial owner for BKI is NatWest Pension Trustee Limited, the trustee for one of the five largest pension funds in the U.K.

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact Stephen Canner of Baker & McKenzie LLP at (212) 626-4884 or Jeremy Moore of Baker & McKenzie LLP at (713) 427-5000.

Sincerely,

/s/ Alexandra Plasencia

Name: Alexandra Plasencia

Title: General Counsel